BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

November 29, 2005                                                                                                                                                                                                                                 Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)

Berkley Resources Inc. (the “Company”) has amended the terms of the Non Flow-Through Offering as described in the new release dated November 18, 2005, as follows:

A non-brokered private placement of up to 750,000 units will now be offered at a price of $0.90 per unit (the “Non Flow-Through Offering”), each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.25 for two years from the date of closing.

The terms of the Flow Through Offering as described in the news release dated November 18, 2005 remain unchanged.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

For further information with respect to investor relations, please contact David Wolfin, VP Finance, in the Vancouver office at phone (604) 682-3701, e-mail info@berkleyresources.com or Lindsay Gorrill, President and COO at cell (208) 755-6989, e-mail leg333@adelphia.net.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety, and environmental risks), as well as commodity prices and exchange rate fluctuations, and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures or governmental regulations.